UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



16022216

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65260

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Themis Trading LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Town Square, Suite 100
(No. And Street)

Chatham	NJ	07928
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul S. Zajac — 973-665-9600 (Area Code - Telephone Number)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2016
DIVISION OF TRADING & MARKETS

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Sobel & Co. LLC
(Name - *if individual state last, first, middle name*)

293 Eisenhower Parkway	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul S. Zajac, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Themis Trading LLC, as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New Jersey
County of Morris

LISA B BUKUVALAS
Notary Public
State of New Jersey
My Commission Expires Aug. 8, 2017
I.D.# 2423775

Signature

Managing Member
Title

Notary Public 2/3/16

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SOBEL & CO. LLC

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Themis Trading LLC
Chatham, New Jersey

We have audited the accompanying statement of financial condition of Themis Trading LLC ("Company"), as of December 31, 2015. These financial statements are the responsibility of Themis Trading LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Themis Trading LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.



Certified Public Accountants

Livingston, New Jersey
February 18, 2016

THEMIS TRADING LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	355,092
Deposit with clearing broker		250,069
Commissions receivable		399,602
Fixed assets at cost, net of accumulated depreciation of $135,163		22,356
Other assets		42,001
TOTAL ASSETS	$	1,069,120

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES		
Accrued expenses and other liabilities	$	418,384
Commitments and contingencies		
MEMBERS' CAPITAL		650,736
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	1,069,120

The accompanying notes are an integral part of this statement.

THEMIS TRADING LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Themis Trading LLC (the "Company") was organized in the State of Delaware on February 21, 2002, The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA"), NYSE Arca, Inc., BATS Y-Exchange, Inc., BATS Z-Exchange, Inc., The NASDAQ Stock Market LLC, and 21 states. In this capacity it executes agency transactions for its customers and conducts soft dollar transactions. The Company operates on a fully disclosed basis through its clearing broker, Merrill Lynch, Pierce, Fenner & Smith, Incorporated ("Merrill Lynch")..

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions on a fully disclosed basis to Merrill Lynch for correspondent clearing services in accordance with the terms of a clearance agreement. In connection with the agreement Merrill Lynch has agreed to perform clearing and depository operations, and the Company has agreed to indemnify Merrill Lynch for losses that it may sustain related to the Company's customers. At December 31, 2015 the deposit with clearing broker reflected on the statement of financial condition was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

Security transactions with Merrill Lynch are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Depreciation is charged to operations over the estimated useful lives of the assets on a straight-line basis.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company records commissions and fees and related expenses on a trade-date basis as transactions occur.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. INCOME TAXES

The Company has elected to be recognized as an S-corporation by the Internal Revenue Service for tax purposes only. As an S-corporation, the Company is not subject to income taxes. The Company's income or loss is reportable by its shareholders on their individual tax returns.

The Financial Accounting Standards Board provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2012, 2013, 2014 and 2015. For the year ended December 31, 2015 management has determined that there are no material uncertain income tax positions.

4. SOFT DOLLAR TRANSACTIONS

The Company's customers are permitted to allocate a portion of their gross commissions to pay for third party research that are consistent with the guidelines set forth in Section 28(e) of the Securities Exchange Act of 1934 ("SEA"). Liabilities related to soft dollar transactions are approximately $141,766 at December 31, 2015.

5. PROFIT SHARING PLAN

The Company has a profit-sharing plan covering substantially all qualified employees. Contributions to the plan are determined annually by the Company's members. There were no contribution accruals on the statement of financial condition for the plan year ended December 31, 2015.

6. BUY/SELL AGREEMENT

Under the terms of an agreement between the Company's members and upon the death of a member, the surviving members are required to purchase the deceased member's interest in the Company. The purchase price of a membership interest is based on the value of the Company and the value of the related insurance policy, as defined in the agreement. Each of the Company's members maintains insurance policies on the lives of the other members to fund these obligations.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company occupies space in Chatham, New Jersey under a lease expiring December 31, 2017. Future minimum lease payments pertaining to this agreement are as follows:

Year Ended December 31	
2016	$55,200
2017	$55,200

The Company had no contingent liabilities and has not been named as a defendant in any lawsuit at December 31, 2015 or during the year then ended.

8. RULE 15C3-3

The Company is exempt from the provisions of the SEC customer protection SEA Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis to its clearing firm.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's net capital rule (SEA Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $586,379, which exceeded the minimum requirement of $100,000 by $486,379. The Company's ratio of aggregate indebtedness to net capital was 0.71 to 1.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of institutional investors. These activities may expose the Company to off-balance-sheet credit risk in the vent a customer is unable to fulfill its contracted obligation.

11. SUBSEQUENT EVENTS

Events have been evaluated through February 18, 2016, the date that these financial statements were available to be issued and no further information is required to be disclosed.